July 27, 2006

Mail Stop 4561

Arthur M. Coffey
President, Chief Executive Officer and Director
Red Lion Hotels Corporation
201 W. North River Drive, Suite 100
Spokane, WA  99201-2293

      **Re:**    **Red Lion Hotels Corporation**
                  **Form 10-K for the year ended December 31, 2005**
                  **Form 10-Q for the quarter ended March 31, 2006**
                  **Filed March 31, 2006**
                  **File No. 001-13957**

Dear Mr. Coffey:

We have reviewed your above referenced filings and have the following comments.  Where indicated, we think you should revise your documents in response to these comments in future filings.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or on any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2005

Notes to Consolidated Financial Statements

Note 4.  Property and Equipment, page 63

1.      Tell us your basis in GAAP for consolidating the Kalispell Center based upon your 50% ownership interest.  It is not clear from your disclosure how you

ascertained that you control the property, which resulted in its consolidation in your financial statements.  Please cite the relevant accounting literature in your response.

Note 5.  Other Investments, page 65

2.      Tell us your basis in GAAP for treating the trust in which you own a 3% interest as an equity method investment.  We note from page 54 that this trust is considered a VIE under FIN 46(R).  Please also tell us whether or not you are the primary beneficiary of the trust and how you reached that conclusion.  We may have further comment.

Note 16.  Business Segments, page 76

3.      We note that there were intra-segment revenues between the franchise and management segment and the hotels segment; however, the revenue presented for each of these segments is the same as the amounts presented on consolidated statements of operations.  Please quantify and disclose the amount of intra-segment revenue in accordance with paragraph 27(b) of SFAS 131 and confirm to us that these amounts have been eliminated from your consolidated financial statements.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response.  Please furnish a cover letter with your proposed revisions that keys your responses to our comments and provides any requested supplemental information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Kristi Beshears at (202) 551-3429 or me at (202) 551-3486 if you have questions.

Sincerely,


Daniel L. Gordon
Branch Chief